JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 August 2002

02049219

02 AUG 15 PM 12: 11

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

SUPPL

Dear Sir

SABMiller plc - FILE NO. 82-4938
BOARD CHANGES

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Announcement re Board Changes - Dated 31 July 2002

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

pp. P E C Dexter
Secretary

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

8/9

SABMILLER ANNOUNCES CHANGES TO BOARD

London and Johannesburg, 31 July 2002. Pursuant to the terms of the agreement relating to the Miller Brewing Company transaction with Philip Morris Companies Inc., SABMiller plc (SABMiller) announced the following changes to the Board at its Annual General Meeting today:

Mr. Hank (Henry) R. Slack (non-executive director), Dr. Conrad B. Strauss (non-executive director), Mr. Pete (Richard) L. Lloyd (executive director responsible for organization and development) and Mr. André C. Parker (executive director and Managing Director: SABMiller – Africa and Asia) did not offer themselves for re-election (or confirmation in the case of Mr. Parker) and have retired from the Company's Board.

In conjunction with these retirements, Mr. Norman J. Adami (executive director and Chairman and Chief Executive of the Company's subsidiary in South Africa, The South African Breweries Limited) and Mr. Michael H. Simms (executive director and Managing Director: SABMiller – Europe) have stepped down from the Company's Board.

Mr. Adami, Mr. Lloyd, Mr. Parker and Mr. Simms will continue in their operating positions in the SABMiller plc Group and on the Chief Executive's Executive Committee.

From 1 August 2002, Mr. Geoffrey C. Bible (Chairman of the Board of Philip Morris Companies Inc.), Mr. Louis C. Camilleri (President and Chief Executive Officer of Philip Morris Companies Inc.) and Ms Nancy J. De Lisi (Senior Vice President, Mergers and Acquisitions of Philip Morris Companies Inc.) join the Board of SABMiller plc as non-executive directors.

Following these changes, the Board will comprise 11 non-executive and 2 executive directors.

Notes to editors

1. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

2. Biographical details and photographs of Mr. Bible, Mr. Camilleri and Ms. De Lisi are available from Briony Gilbert (Tel: +44 20 7659 0115, e-mail: bgilbert@sabplc.com).

Further Information

Ciaran Baker — Tel: +44 20 7659 0120
Head of Corporate Communications
SABMiller plc

SABMILLER ANNOUNCES CHANGES TO BOARD

London and Johannesburg, 31 July 2002. Pursuant to the terms of the agreement relating to the Miller Brewing Company transaction with Philip Morris Companies Inc., SABMiller plc (SABMiller) announced the following changes to the Board at its Annual General Meeting today:

Mr. Hank (Henry) R. Slack (non-executive director), Dr. Conrad B. Strauss (non-executive director), Mr. Pete (Richard) L. Lloyd (executive director responsible for organization and development) and Mr. André C. Parker (executive director and Managing Director: SABMiller – Africa and Asia) did not offer themselves for re-election (or confirmation in the case of Mr. Parker) and have retired from the Company's Board.

In conjunction with these retirements, Mr. Norman J. Adami (executive director and Chairman and Chief Executive of the Company's subsidiary in South Africa, The South African Breweries Limited) and Mr. Michael H. Simms (executive director and Managing Director: SABMiller – Europe) have stepped down from the Company's Board.

Mr. Adami, Mr. Lloyd, Mr. Parker and Mr. Simms will continue in their operating positions in the SABMiller plc Group and on the Chief Executive's Executive Committee.

From 1 August 2002, Mr. Geoffrey C. Bible (Chairman of the Board of Philip Morris Companies Inc.), Mr. Louis C. Camilleri (President and Chief Executive Officer of Philip Morris Companies Inc.) and Ms Nancy J. De Lisi (Senior Vice President, Mergers and Acquisitions of Philip Morris Companies Inc.) join the Board of SABMiller plc as non-executive directors.

Following these changes, the Board will comprise 11 non-executive and 2 executive directors.

Notes to editors

1. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

2. Biographical details and photographs of Mr. Bible, Mr. Camilleri and Ms. De Lisi are available from Briony Gilbert (Tel: +44 20 7659 0115, e-mail: bgilbert@sabplc.com).

Further Information

Ciaran Baker Tel: +44 20 7659 0120
Head of Corporate Communications
SABMiller plc

SABMILLER ANNOUNCES CHANGES TO BOARD

London and Johannesburg, 31 July 2002. Pursuant to the terms of the agreement relating to the Miller Brewing Company transaction with Philip Morris Companies Inc., SABMiller plc (SABMiller) announced the following changes to the Board at its Annual General Meeting today:

Mr. Hank (Henry) R. Slack (non-executive director), Dr. Conrad B. Strauss (non-executive director), Mr. Pete (Richard) L. Lloyd (executive director responsible for organization and development) and Mr. André C. Parker (executive director and Managing Director: SABMiller – Africa and Asia) did not offer themselves for re-election (or confirmation in the case of Mr. Parker) and have retired from the Company's Board.

In conjunction with these retirements, Mr. Norman J. Adami (executive director and Chairman and Chief Executive of the Company's subsidiary in South Africa, The South African Breweries Limited) and Mr. Michael H. Simms (executive director and Managing Director: SABMiller – Europe) have stepped down from the Company's Board.

Mr. Adami, Mr. Lloyd, Mr. Parker and Mr. Simms will continue in their operating positions in the SABMiller plc Group and on the Chief Executive's Executive Committee.

From 1 August 2002, Mr. Geoffrey C. Bible (Chairman of the Board of Philip Morris Companies Inc.), Mr. Louis C. Camilleri (President and Chief Executive Officer of Philip Morris Companies Inc.) and Ms Nancy J. De Lisi (Senior Vice President, Mergers and Acquisitions of Philip Morris Companies Inc.) join the Board of SABMiller plc as non-executive directors.

Following these changes, the Board will comprise 11 non-executive and 2 executive directors.

Notes to editors

1. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

2. Biographical details and photographs of Mr. Bible, Mr. Camilleri and Ms. De Lisi are available from Briony Gilbert (Tel: +44 20 7659 0115, e-mail: bgilbert@sabplc.com).

Further Information

Ciaran Baker — Tel: +44 20 7659 0120
Head of Corporate Communications
SABMiller plc

SABMILLER ANNOUNCES CHANGES TO BOARD

London and Johannesburg, 31 July 2002. Pursuant to the terms of the agreement relating to the Miller Brewing Company transaction with Philip Morris Companies Inc., SABMiller plc (SABMiller) announced the following changes to the Board at its Annual General Meeting today:

Mr. Hank (Henry) R. Slack (non-executive director), Dr. Conrad B. Strauss (non-executive director), Mr. Pete (Richard) L. Lloyd (executive director responsible for organization and development) and Mr. André C. Parker (executive director and Managing Director: SABMiller – Africa and Asia) did not offer themselves for re-election (or confirmation in the case of Mr. Parker) and have retired from the Company's Board.

In conjunction with these retirements, Mr. Norman J. Adami (executive director and Chairman and Chief Executive of the Company's subsidiary in South Africa, The South African Breweries Limited) and Mr. Michael H. Simms (executive director and Managing Director: SABMiller – Europe) have stepped down from the Company's Board.

Mr. Adami, Mr. Lloyd, Mr. Parker and Mr. Simms will continue in their operating positions in the SABMiller plc Group and on the Chief Executive's Executive Committee.

From 1 August 2002, Mr. Geoffrey C. Bible (Chairman of the Board of Philip Morris Companies Inc.), Mr. Louis C. Camilleri (President and Chief Executive Officer of Philip Morris Companies Inc.) and Ms Nancy J. De Lisi (Senior Vice President, Mergers and Acquisitions of Philip Morris Companies Inc.) join the Board of SABMiller plc as non-executive directors.

Following these changes, the Board will comprise 11 non-executive and 2 executive directors.

Notes to editors

1. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

2. Biographical details and photographs of Mr. Bible, Mr. Camilleri and Ms. De Lisi are available from Briony Gilbert (Tel: +44 20 7659 0115, e-mail: bgilbert@sabplc.com).

Further Information

Ciaran Baker
Head of Corporate Communications
SABMiller plc

Tel: +44 20 7659 0120

SABMILLER ANNOUNCES CHANGES TO BOARD

London and Johannesburg, 31 July 2002. Pursuant to the terms of the agreement relating to the Miller Brewing Company transaction with Philip Morris Companies Inc., SABMiller plc (SABMiller) announced the following changes to the Board at its Annual General Meeting today:

Mr. Hank (Henry) R. Slack (non-executive director), Dr. Conrad B. Strauss (non-executive director), Mr. Pete (Richard) L. Lloyd (executive director responsible for organization and development) and Mr. André C. Parker (executive director and Managing Director: SABMiller – Africa and Asia) did not offer themselves for re-election (or confirmation in the case of Mr. Parker) and have retired from the Company's Board.

In conjunction with these retirements, Mr. Norman J. Adami (executive director and Chairman and Chief Executive of the Company's subsidiary in South Africa, The South African Breweries Limited) and Mr. Michael H. Simms (executive director and Managing Director: SABMiller – Europe) have stepped down from the Company's Board.

Mr. Adami, Mr. Lloyd, Mr. Parker and Mr. Simms will continue in their operating positions in the SABMiller plc Group and on the Chief Executive's Executive Committee.

From 1 August 2002, Mr. Geoffrey C. Bible (Chairman of the Board of Philip Morris Companies Inc.), Mr. Louis C. Camilleri (President and Chief Executive Officer of Philip Morris Companies Inc.) and Ms Nancy J. De Lisi (Senior Vice President, Mergers and Acquisitions of Philip Morris Companies Inc.) join the Board of SABMiller plc as non-executive directors.

Following these changes, the Board will comprise 11 non-executive and 2 executive directors.

Notes to editors

1. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

2. Biographical details and photographs of Mr. Bible, Mr. Camilleri and Ms. De Lisi are available from Briony Gilbert (Tel: +44 20 7659 0115, e-mail: bgilbert@sabplc.com).

Further Information

Ciaran Baker　　Tel: +44 20 7659 0120
Head of Corporate Communications
SABMiller plc

JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 August 2002

02 AUG 15 PM 12:14

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

Dear Sir

SABMiller plc - FILE NO. 82-4938
TRADING UPDATE

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Trading Update - Dated 31 July 2002

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

AGM STATEMENT

London and Johannesburg, 31 July 2002. At the Annual General Meeting of SABMiller plc held today at the May Fair Intercontinental, London, W1A 2AN, the Chief Executive reported, following a review by the Chairman of developments over the year ended 31 March 2002 and the closing of the transaction with Philip Morris Companies Inc. for the acquisition of Miller Brewing Company announced on 9 July 2002:

"Overall, group financial performance for the quarter to 30 June 2002 is satisfactory and earnings per share are in line with the comparable period last year, notwithstanding the significant devaluation of Southern African currencies that occurred in the latter part of 2001.

"Our European businesses have performed well, with better than expected volume growth for the first quarter, a trend that has continued into July. Volumes in both the key markets of Poland and the Czech Republic are up some 8% on prior year, with positive performance also coming from Hungary, though volumes in Russia have been disappointing. Financial performance continues to be strong.

"In our Africa/Asia businesses, Africa volumes of both beer and CSDs are currently running ahead of prior year, with Botswana, Tanzania, Angola and Mozambique all showing good growth, and overall beverage volumes are in line with expectations. Earnings from Africa are ahead of prior year. In China, restructuring and consolidation of the significant strategic acquisitions made last year continue according to plan and profits have improved.

"The rationalisation and integration programme for our Central American businesses is proceeding, as we drive for improved efficiencies in manufacturing, distribution and sales. In the market place, competitive pressures have impacted volumes and revenues, and earnings are behind expectations.

"In South Africa, beer volumes are cumulatively down 2.8% on the prior year, affected by the timing of Easter, which fell into the prior financial year. Adjusting for this, volumes are approximately level with those of the comparative period. ABI has shown good growth on prior year and a particularly strong performance was achieved by our Hotel and Gaming group. A stronger than predicted rand exchange rate has assisted the South African operations to deliver profit performance ahead of expectations.

"Turning to our newly acquired subsidiary Miller Brewing Company, which will be consolidated from July 2002, trading conditions at Miller for the quarter to June 2002 were broadly in line with expectations. A decline in sales volumes of slightly less than 2%, following cooler springtime weather conditions experienced in parts of the United States, was offset by better pricing trends, lower raw material costs and higher contract brewing volumes."

At the Annual General Meeting, shareholders approved with the requisite majorities, all the resolutions put to the meeting, including the declaration of the final dividend.

AOC TONKINSON
COMPANY SECRETARY SABMiller plc
ONE STANHOPE GATE, LONDON W1K 1AF
31st JULY 2002

Further Information

Nick Chaloner — Tel: +44 20 7659 0119
Director of Communications
SABMiller plc

Media
Ciaran Baker — Tel: +44 20 7659 0120

Investor Relations
Tanya Tracey — Tel: +44 20 7659 0105

Caroline Metcalfe — Tel: +44 20 7659 0113

AGM STATEMENT

London and Johannesburg, 31 July 2002. At the Annual General Meeting of SABMiller plc held today at the May Fair Intercontinental, London, W1A 2AN, the Chief Executive reported, following a review by the Chairman of developments over the year ended 31 March 2002 and the closing of the transaction with Philip Morris Companies Inc. for the acquisition of Miller Brewing Company announced on 9 July 2002:

"Overall, group financial performance for the quarter to 30 June 2002 is satisfactory and earnings per share are in line with the comparable period last year, notwithstanding the significant devaluation of Southern African currencies that occurred in the latter part of 2001.

"Our European businesses have performed well, with better than expected volume growth for the first quarter, a trend that has continued into July. Volumes in both the key markets of Poland and the Czech Republic are up some 8% on prior year, with positive performance also coming from Hungary, though volumes in Russia have been disappointing. Financial performance continues to be strong.

"In our Africa/Asia businesses, Africa volumes of both beer and CSDs are currently running ahead of prior year, with Botswana, Tanzania, Angola and Mozambique all showing good growth, and overall beverage volumes are in line with expectations. Earnings from Africa are ahead of prior year. In China, restructuring and consolidation of the significant strategic acquisitions made last year continue according to plan and profits have improved.

"The rationalisation and integration programme for our Central American businesses is proceeding, as we drive for improved efficiencies in manufacturing, distribution and sales. In the market place, competitive pressures have impacted volumes and revenues, and earnings are behind expectations.

"In South Africa, beer volumes are cumulatively down 2.8% on the prior year, affected by the timing of Easter, which fell into the prior financial year. Adjusting for this, volumes are approximately level with those of the comparative period. ABI has shown good growth on prior year and a particularly strong performance was achieved by our Hotel and Gaming group. A stronger than predicted rand exchange rate has assisted the South African operations to deliver profit performance ahead of expectations.

"Turning to our newly acquired subsidiary Miller Brewing Company, which will be consolidated from July 2002, trading conditions at Miller for the quarter to June 2002 were broadly in line with expectations. A decline in sales volumes of slightly less than 2%, following cooler springtime weather conditions experienced in parts of the United States, was offset by better pricing trends, lower raw material costs and higher contract brewing volumes."

At the Annual General Meeting, shareholders approved with the requisite majorities, all the resolutions put to the meeting, including the declaration of the final dividend.

AOC TONKINSON
COMPANY SECRETARY SABMiller plc
ONE STANHOPE GATE, LONDON W1K 1AF
31st JULY 2002

Further Information

Nick Chaloner — Tel: +44 20 7659 0119
Director of Communications
SABMiller plc

Media
Ciaran Baker — Tel: +44 20 7659 0120

Investor Relations
Tanya Tracey — Tel: +44 20 7659 0105

Caroline Metcalfe — Tel: +44 20 7659 0113

AGM STATEMENT

London and Johannesburg, 31 July 2002. At the Annual General Meeting of SABMiller plc held today at the May Fair Intercontinental, London, W1A 2AN, the Chief Executive reported, following a review by the Chairman of developments over the year ended 31 March 2002 and the closing of the transaction with Philip Morris Companies Inc. for the acquisition of Miller Brewing Company announced on 9 July 2002:

"Overall, group financial performance for the quarter to 30 June 2002 is satisfactory and earnings per share are in line with the comparable period last year, notwithstanding the significant devaluation of Southern African currencies that occurred in the latter part of 2001.

"Our European businesses have performed well, with better than expected volume growth for the first quarter, a trend that has continued into July. Volumes in both the key markets of Poland and the Czech Republic are up some 8% on prior year, with positive performance also coming from Hungary, though volumes in Russia have been disappointing. Financial performance continues to be strong.

"In our Africa/Asia businesses, Africa volumes of both beer and CSDs are currently running ahead of prior year, with Botswana, Tanzania, Angola and Mozambique all showing good growth, and overall beverage volumes are in line with expectations. Earnings from Africa are ahead of prior year. In China, restructuring and consolidation of the significant strategic acquisitions made last year continue according to plan and profits have improved.

"The rationalisation and integration programme for our Central American businesses is proceeding, as we drive for improved efficiencies in manufacturing, distribution and sales. In the market place, competitive pressures have impacted volumes and revenues, and earnings are behind expectations.

"In South Africa, beer volumes are cumulatively down 2.8% on the prior year, affected by the timing of Easter, which fell into the prior financial year. Adjusting for this, volumes are approximately level with those of the comparative period. ABI has shown good growth on prior year and a particularly strong performance was achieved by our Hotel and Gaming group. A stronger than predicted rand exchange rate has assisted the South African operations to deliver profit performance ahead of expectations.

"Turning to our newly acquired subsidiary Miller Brewing Company, which will be consolidated from July 2002, trading conditions at Miller for the quarter to June 2002 were broadly in line with expectations. A decline in sales volumes of slightly less than 2%, following cooler springtime weather conditions experienced in parts of the United States, was offset by better pricing trends, lower raw material costs and higher contract brewing volumes."

At the Annual General Meeting, shareholders approved with the requisite majorities, all the resolutions put to the meeting, including the declaration of the final dividend.

AOC TONKINSON
COMPANY SECRETARY SABMiller plc
ONE STANHOPE GATE, LONDON W1K 1AF
31st JULY 2002

Further Information

Nick Chaloner Director of Communications SABMiller plc	Tel: +44 20 7659 0119
Media	
Ciaran Baker	Tel: +44 20 7659 0120
Investor Relations	
Tanya Tracey	Tel: +44 20 7659 0105
Caroline Metcalfe	Tel: +44 20 7659 0113

AGM STATEMENT

London and Johannesburg, 31 July 2002. At the Annual General Meeting of SABMiller plc held today at the May Fair Intercontinental, London, W1A 2AN, the Chief Executive reported, following a review by the Chairman of developments over the year ended 31 March 2002 and the closing of the transaction with Philip Morris Companies Inc. for the acquisition of Miller Brewing Company announced on 9 July 2002:

"Overall, group financial performance for the quarter to 30 June 2002 is satisfactory and earnings per share are in line with the comparable period last year, notwithstanding the significant devaluation of Southern African currencies that occurred in the latter part of 2001.

"Our European businesses have performed well, with better than expected volume growth for the first quarter, a trend that has continued into July. Volumes in both the key markets of Poland and the Czech Republic are up some 8% on prior year, with positive performance also coming from Hungary, though volumes in Russia have been disappointing. Financial performance continues to be strong.

"In our Africa/Asia businesses, Africa volumes of both beer and CSDs are currently running ahead of prior year, with Botswana, Tanzania, Angola and Mozambique all showing good growth, and overall beverage volumes are in line with expectations. Earnings from Africa are ahead of prior year. In China, restructuring and consolidation of the significant strategic acquisitions made last year continue according to plan and profits have improved.

"The rationalisation and integration programme for our Central American businesses is proceeding, as we drive for improved efficiencies in manufacturing, distribution and sales. In the market place, competitive pressures have impacted volumes and revenues, and earnings are behind expectations.

"In South Africa, beer volumes are cumulatively down 2.8% on the prior year, affected by the timing of Easter, which fell into the prior financial year. Adjusting for this, volumes are approximately level with those of the comparative period. ABI has shown good growth on prior year and a particularly strong performance was achieved by our Hotel and Gaming group. A stronger than predicted rand exchange rate has assisted the South African operations to deliver profit performance ahead of expectations.

"Turning to our newly acquired subsidiary Miller Brewing Company, which will be consolidated from July 2002, trading conditions at Miller for the quarter to June 2002 were broadly in line with expectations. A decline in sales volumes of slightly less than 2%, following cooler springtime weather conditions experienced in parts of the United States, was offset by better pricing trends, lower raw material costs and higher contract brewing volumes."

At the Annual General Meeting, shareholders approved with the requisite majorities, all the resolutions put to the meeting, including the declaration of the final dividend.

AOC TONKINSON
COMPANY SECRETARY SABMiller plc
ONE STANHOPE GATE, LONDON W1K 1AF
31st JULY 2002

Further Information

Nick Chaloner Director of Communications SABMiller plc	Tel: +44 20 7659 0119
Media Ciaran Baker	Tel: +44 20 7659 0120
Investor Relations Tanya Tracey	Tel: +44 20 7659 0105
Caroline Metcalfe	Tel: +44 20 7659 0113

AGM STATEMENT

London and Johannesburg, 31 July 2002. At the Annual General Meeting of SABMiller plc held today at the May Fair Intercontinental, London, W1A 2AN, the Chief Executive reported, following a review by the Chairman of developments over the year ended 31 March 2002 and the closing of the transaction with Philip Morris Companies Inc. for the acquisition of Miller Brewing Company announced on 9 July 2002:

"Overall, group financial performance for the quarter to 30 June 2002 is satisfactory and earnings per share are in line with the comparable period last year, notwithstanding the significant devaluation of Southern African currencies that occurred in the latter part of 2001.

"Our European businesses have performed well, with better than expected volume growth for the first quarter, a trend that has continued into July. Volumes in both the key markets of Poland and the Czech Republic are up some 8% on prior year, with positive performance also coming from Hungary, though volumes in Russia have been disappointing. Financial performance continues to be strong.

"In our Africa/Asia businesses, Africa volumes of both beer and CSDs are currently running ahead of prior year, with Botswana, Tanzania, Angola and Mozambique all showing good growth, and overall beverage volumes are in line with expectations. Earnings from Africa are ahead of prior year. In China, restructuring and consolidation of the significant strategic acquisitions made last year continue according to plan and profits have improved.

"The rationalisation and integration programme for our Central American businesses is proceeding, as we drive for improved efficiencies in manufacturing, distribution and sales. In the market place, competitive pressures have impacted volumes and revenues, and earnings are behind expectations.

"In South Africa, beer volumes are cumulatively down 2.8% on the prior year, affected by the timing of Easter, which fell into the prior financial year. Adjusting for this, volumes are approximately level with those of the comparative period. ABI has shown good growth on prior year and a particularly strong performance was achieved by our Hotel and Gaming group. A stronger than predicted rand exchange rate has assisted the South African operations to deliver profit performance ahead of expectations.

"Turning to our newly acquired subsidiary Miller Brewing Company, which will be consolidated from July 2002, trading conditions at Miller for the quarter to June 2002 were broadly in line with expectations. A decline in sales volumes of slightly less than 2%, following cooler springtime weather conditions experienced in parts of the United States, was offset by better pricing trends, lower raw material costs and higher contract brewing volumes."

At the Annual General Meeting, shareholders approved with the requisite majorities, all the resolutions put to the meeting, including the declaration of the final dividend.

AOC TONKINSON
COMPANY SECRETARY SABMiller plc
ONE STANHOPE GATE, LONDON W1K 1AF
31st JULY 2002

Further Information

Nick Chaloner
Director of Communications
SABMiller plc
Tel: +44 20 7659 0119

Media
Ciaran Baker
Tel: +44 20 7659 0120

Investor Relations
Tanya Tracey
Tel: +44 20 7659 0105

Caroline Metcalfe
Tel: +44 20 7659 0113

JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 August 2002

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

02 AUG 15 AM 12: 17

Dear Sir

SOUTH AFRICAN BREWERIES plc - FILE NO. 82-4938
TRANSACTION COMPLETION

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Announcement re Transaction Completion between South African Breweries plc and Philip Morris - **Dated 09 July 2002**

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

pp J. Carter

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

COMPLETION OF THE TRANSACTION BETWEEN SOUTH AFRICAN BREWERIES PLC AND PHILIP MORRIS REGARDING MILLER BREWING COMPANY AND CHANGE OF NAME TO SABMILLER PLC

London and Johannesburg, 9 July 2002. South African Breweries plc (SAB) today announced that, following the approval of its shareholders at the EGM on 1 July 2002 and the receipt of satisfactory regulatory clearances, its transaction with Philip Morris Companies Inc. (Philip Morris) regarding Miller Brewing Company (Miller) has been completed.

Miller has now become a wholly owned subsidiary of SAB, and SAB has issued 430 million new shares to Philip Morris, consisting of 234,948,770 ordinary shares, which will be listed today, and 195,051,230 unlisted low-voting participating shares. SAB has applied to the UK Listing Authority and to the London Stock Exchange for the 234,948,770 ordinary shares to be admitted to trading on the London Stock Exchange's market for listed securities. SAB will today be renamed SABMiller plc (SABMiller).

Graham Mackay, Chief Executive of SABMiller said: "As the world's second largest brewer by volume, SABMiller is a leader in the global brewing industry and is attractively positioned for further market developments. We intend to achieve profitable growth in the global beer market."

Ends

Notes to Editors

1. SAB and Philip Morris announced the transaction on 30 May 2002.

2. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

3. SABMiller is listed on the London and the Johannesburg stock exchanges.

Further Information:

Nick Chaloner — +44 (0) 20 7659 0119
Director of Communications

Media:
Ciaran Baker — +44 (0) 20 7659 0120

Investor Relations:

Tanya Tracey — +44 (0) 20 7659 0105

Caroline Metcalfe — +44 (0) 20 7659 0113

To find out more visit our website at www.sabplc.com.

COMPLETION OF THE TRANSACTION BETWEEN SOUTH AFRICAN BREWERIES PLC AND PHILIP MORRIS REGARDING MILLER BREWING COMPANY AND CHANGE OF NAME TO SABMILLER PLC

London and Johannesburg, 9 July 2002. South African Breweries plc (SAB) today announced that, following the approval of its shareholders at the EGM on 1 July 2002 and the receipt of satisfactory regulatory clearances, its transaction with Philip Morris Companies Inc. (Philip Morris) regarding Miller Brewing Company (Miller) has been completed.

Miller has now become a wholly owned subsidiary of SAB, and SAB has issued 430 million new shares to Philip Morris, consisting of 234,948,770 ordinary shares, which will be listed today, and 195,051,230 unlisted low-voting participating shares. SAB has applied to the UK Listing Authority and to the London Stock Exchange for the 234,948,770 ordinary shares to be admitted to trading on the London Stock Exchange's market for listed securities. SAB will today be renamed SABMiller plc (SABMiller).

Graham Mackay, Chief Executive of SABMiller said: "As the world's second largest brewer by volume, SABMiller is a leader in the global brewing industry and is attractively positioned for further market developments. We intend to achieve profitable growth in the global beer market."

Ends

Notes to Editors

1. SAB and Philip Morris announced the transaction on 30 May 2002.

2. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

3. SABMiller is listed on the London and the Johannesburg stock exchanges.

Further Information:

Nick Chaloner +44 (0) 20 7659 0119
Director of Communications

Media:
Ciaran Baker +44 (0) 20 7659 0120

Investor Relations:

Tanya Tracey +44 (0) 20 7659 0105

Caroline Metcalfe +44 (0) 20 7659 0113

To find out more visit our website at www.sabplc.com.

COMPLETION OF THE TRANSACTION BETWEEN SOUTH AFRICAN BREWERIES PLC AND PHILIP MORRIS REGARDING MILLER BREWING COMPANY AND CHANGE OF NAME TO SABMILLER PLC

London and Johannesburg, 9 July 2002. South African Breweries plc (SAB) today announced that, following the approval of its shareholders at the EGM on 1 July 2002 and the receipt of satisfactory regulatory clearances, its transaction with Philip Morris Companies Inc. (Philip Morris) regarding Miller Brewing Company (Miller) has been completed.

Miller has now become a wholly owned subsidiary of SAB, and SAB has issued 430 million new shares to Philip Morris, consisting of 234,948,770 ordinary shares, which will be listed today, and 195,051,230 unlisted low-voting participating shares. SAB has applied to the UK Listing Authority and to the London Stock Exchange for the 234,948,770 ordinary shares to be admitted to trading on the London Stock Exchange's market for listed securities. SAB will today be renamed SABMiller plc (SABMiller).

Graham Mackay, Chief Executive of SABMiller said: "As the world's second largest brewer by volume, SABMiller is a leader in the global brewing industry and is attractively positioned for further market developments. We intend to achieve profitable growth in the global beer market."

Ends

Notes to Editors

1. SAB and Philip Morris announced the transaction on 30 May 2002.

2. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

3. SABMiller is listed on the London and the Johannesburg stock exchanges.

Further Information:

Nick Chaloner — +44 (0) 20 7659 0119
Director of Communications

Media:
Ciaran Baker — +44 (0) 20 7659 0120

Investor Relations:

Tanya Tracey — +44 (0) 20 7659 0105

Caroline Metcalfe — +44 (0) 20 7659 0113

To find out more visit our website at www.sabplc.com.

COMPLETION OF THE TRANSACTION BETWEEN SOUTH AFRICAN BREWERIES PLC AND PHILIP MORRIS REGARDING MILLER BREWING COMPANY AND CHANGE OF NAME TO SABMILLER PLC

London and Johannesburg, 9 July 2002. South African Breweries plc (SAB) today announced that, following the approval of its shareholders at the EGM on 1 July 2002 and the receipt of satisfactory regulatory clearances, its transaction with Philip Morris Companies Inc. (Philip Morris) regarding Miller Brewing Company (Miller) has been completed.

Miller has now become a wholly owned subsidiary of SAB, and SAB has issued 430 million new shares to Philip Morris, consisting of 234,948,770 ordinary shares, which will be listed today, and 195,051,230 unlisted low-voting participating shares. SAB has applied to the UK Listing Authority and to the London Stock Exchange for the 234,948,770 ordinary shares to be admitted to trading on the London Stock Exchange's market for listed securities. SAB will today be renamed SABMiller plc (SABMiller).

Graham Mackay, Chief Executive of SABMiller said: "As the world's second largest brewer by volume, SABMiller is a leader in the global brewing industry and is attractively positioned for further market developments. We intend to achieve profitable growth in the global beer market."

Ends

Notes to Editors

1. SAB and Philip Morris announced the transaction on 30 May 2002.

2. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

3. SABMiller is listed on the London and the Johannesburg stock exchanges.

Further Information:

Nick Chaloner Director of Communications	+44 (0) 20 7659 0119
Media: Ciaran Baker	+44 (0) 20 7659 0120
Investor Relations:	
Tanya Tracey	+44 (0) 20 7659 0105
Caroline Metcalfe	+44 (0) 20 7659 0113

To find out more visit our website at www.sabplc.com.

COMPLETION OF THE TRANSACTION BETWEEN SOUTH AFRICAN BREWERIES PLC AND PHILIP MORRIS REGARDING MILLER BREWING COMPANY AND CHANGE OF NAME TO SABMILLER PLC

London and Johannesburg, 9 July 2002. South African Breweries plc (SAB) today announced that, following the approval of its shareholders at the EGM on 1 July 2002 and the receipt of satisfactory regulatory clearances, its transaction with Philip Morris Companies Inc. (Philip Morris) regarding Miller Brewing Company (Miller) has been completed.

Miller has now become a wholly owned subsidiary of SAB, and SAB has issued 430 million new shares to Philip Morris, consisting of 234,948,770 ordinary shares, which will be listed today, and 195,051,230 unlisted low-voting participating shares. SAB has applied to the UK Listing Authority and to the London Stock Exchange for the 234,948,770 ordinary shares to be admitted to trading on the London Stock Exchange's market for listed securities. SAB will today be renamed SABMiller plc (SABMiller).

Graham Mackay, Chief Executive of SABMiller said: "As the world's second largest brewer by volume, SABMiller is a leader in the global brewing industry and is attractively positioned for further market developments. We intend to achieve profitable growth in the global beer market."

Ends

Notes to Editors

1. SAB and Philip Morris announced the transaction on 30 May 2002.

2. SABMiller is a major international brewer. By volume it is the world's second largest brewer and it employs over 38,000 people across the globe in 111 breweries. SABMiller has a portfolio of strong brands and a leading market share in many of the countries in which it has brewing operations. It is one of the largest bottlers of Coca-Cola products in the world.

3. SABMiller is listed on the London and the Johannesburg stock exchanges.

Further Information:

Nick Chaloner Director of Communications	+44 (0) 20 7659 0119
Media: Ciaran Baker	+44 (0) 20 7659 0120
Investor Relations:	
Tanya Tracey	+44 (0) 20 7659 0105
Caroline Metcalfe	+44 (0) 20 7659 0113

To find out more visit our website at www.sabplc.com.

JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 August 2002

02 AUG 15 AM 12:14

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

Dear Sir

SABMiller plc - FILE NO. 82-4938
EQUITY PLACING - FOR INFORMATION ONLY

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Announcement re Equity Placing - Dated 10 July 2002

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

FOR INFORMATION ONLY

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

02 AUG 15

SABMILLER PLC
EQUITY PLACING

London and Johannesburg 10 July 2002. At the EGM on 1 July 2002, shareholders authorised the directors of SABMiller plc (SABMiller) (the Directors) to issue up to a maximum of 170 million shares for a non-pre-emptive equity placing. In accordance with this authority, SABMiller is undertaking an equity offering to institutional investors of approximately 120 million ordinary shares (the Placing), excluding a managers' option of up to 15 per cent. of the Placing.

The Placing may include, at SABMiller's discretion, both new ordinary shares to be issued by SABMiller and non-voting convertible shares to be sold by Safari Limited (Safari), which will automatically convert into ordinary shares upon sale (together the Placing Shares).

J.P. Morgan Securities Ltd. (JPMorgan) is acting as the global co-ordinator and JPMorgan and Cazenove & Co. Ltd (Cazenove) are acting as joint lead managers and joint bookrunners (the Joint Bookrunners) of the Placing.

The Placing comprises an offer in the United States to "qualified institutional buyers" as defined in, and in reliance on, Rule 144A under the U.S. Securities Act of 1933 (the Securities Act) or pursuant to another available exemption from the registration requirements thereunder and outside the United States to certain institutional investors in reliance upon Regulation S under the Securities Act.

The sale of Placing Shares will take place at a price established through a bookbuilding process (the Placing Price) to be carried out by the Joint Bookrunners as agents for SABMiller. Details of the number of Placing Shares and Placing Price are expected to be determined and announced as soon as practicable after the bookbuilding process closes (which is expected to be on or before 11 July 2002).

Qualifying shareholders, being shareholders on the register at 5 July 2002 which duly evidence their holdings and are institutions in jurisdictions to which the offer or sale of Placing Shares is not restricted by law, will be entitled to receive a greater allocation of Placing Shares than they would otherwise have received.

Philip Morris Companies Inc. (Philip Morris) has agreed not to participate in the Placing. However, Philip Morris has the right to maintain a 24.99 per cent. voting interest in SABMiller. To the extent that this interest is diluted by the Placing, Philip Morris has the right to require SABMiller to convert low-voting participating

shares into ordinary shares so as to maintain Philip Morris' 24.99 per cent. voting interest.

The Placing will be conducted in accordance with the terms and conditions set out in the pathfinder listing particulars published today by SABMiller (the Pathfinder). Copies of the Pathfinder are available, to relevant persons only, on request to the Joint Bookrunners. Your attention is drawn to the Appendix to this announcement containing further information on the Placing. Relevant persons are persons who are able to give the representations to be given by placees, as set out in the Appendix.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.10 each in the capital of SABMiller including the right to receive all dividends and other distributions declared, made or paid after the date of issue, other than the final dividend for the year ended 31 March 2002 of US18.5 cents to be paid on 6 August 2002. Application will be made for the Placing Shares to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities, and to a secondary listing on the JSE Securities Exchange South Africa (JSE) (Admission). Admission is expected to take place, and dealings on the London Stock Exchange and the JSE are expected to commence no later than 17 July 2002.

In connection with the Placing, SABMiller has granted an option in respect of up to 15 per cent. of the Placing. This option is exercisable by JPMorgan with the agreement of Cazenove, on behalf of the syndicate managers (Managers), upon notice being received by SABMiller no later than 16 August 2002.

JPMorgan may, on behalf of the Managers, over-allot or effect transactions which support the market price of the SABMiller ordinary shares at a level higher than that which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time and, in any event, will be brought to an end after a limited period.

Use of Proceeds

The Placing is intended to maintain SABMiller's financial flexibility. As the global beer industry continues to consolidate rapidly, this flexibility is important to allow SABMiller to maximise shareholder value through its strategy, which includes seeking opportunities to enhance its position as a global brewer.

Miller Brewing Company (Miller) Current Trading

The trading conditions at Miller since 31 March 2002 are broadly in line with expectations, and the Directors expect that Miller's financial performance in the second quarter of 2002 will be in line with that of the comparable period in 2001. Although the first two months of trading since 31 March 2002 were characterised by disappointing sales volumes due to cooler springtime weather conditions experienced in parts of the United States, particularly the Midwest and Northeast,

these declines were offset by the continuation from the first quarter of 2002 of better pricing trends, as well as lower raw material costs and higher contract brewing volumes during the period. Consequently, the Directors do not believe that there are any material changes in the performance of Miller's business which would lead to a change in the view of the expected financial performance of Miller during the current financial year.

Issued share capital prior to the Placing

Following the completion of the transaction regarding Miller announced yesterday (the Transaction), SABMiller has issued 430,000,000 new ordinary shares (consisting of 234,948,770 listed ordinary shares and 195,051,230 unlisted low-voting participating shares) to Philip Morris, with an implied value of US$3,438 million, based on the average of the closing share prices in London on 8 and 9 July 2002 (the day on and prior to the Transaction completing) of 521 pence (US$1.5348 = £1.00 at London market close, 8 July 2002).

The implied enterprise value of the Transaction in total to be used for accounting purposes, including US$2,000 million existing net debt in Miller, is US$5,438 million.

As a result of the Transaction, SABMiller has 998,717,737 ordinary voting shares in issue, which represents an approximate increase in the ordinary share register of 20 per cent. (excluding 77,368,338 million unlisted non-voting convertible shares held by Safari and the 195,051,230 unlisted low-voting participating shares noted above).

For further information on the Placing, please contact:

Graham Mackay Malcolm Wyman Nick Chaloner	SABMiller	+44 (0)20 7659 0100
Ian Hannam Adam Brett	JPMorgan	+44 (0)20 7325 1000
David Mayhew Roger Lambert	Cazenove	+44 (0)20 7588 2828

Appendix: Further information on the Placing

The Placing is to be conducted by JPMorgan and Cazenove, each acting as agents of SABMiller.

The bookbuilding process is expected to close on or before 11 July 2002, but may be closed later at the sole discretion of the Joint Bookrunners. The acceptance of bids, in whole or in part, is at the Joint Bookrunners' absolute discretion. The Joint Bookrunners may, at their joint discretion, choose to accept bids received after the bookbuilding has closed. Each of the Managers is entitled to submit bids as principal in the bookbuilding.

Each placee's bid should state the number of Placing Shares or monetary value for which it wishes to subscribe at either the Placing Price or at a price or prices up to a price limit specified in the bid.

A bid in the bookbuilding will be legally binding on the placee on whose behalf it is made (to the extent that it is not varied or revoked prior to the close of the bookbuilding) and will not be capable of variation or termination or revocation in any circumstances after the close of the bookbuilding. The Placing will be conditional upon the satisfaction of certain conditions to be contained in a placing agreement to be entered into between SABMiller and the Joint Bookrunners, including Admission, which is expected to take place no later than 17 July 2002.

For additional information concerning the Placing, the terms of the placing agreement and other relevant documents, South African Breweries plc, Miller and SABMiller, please refer to the Pathfinder.

Placees' commitments to acquire the Placing Shares will be subject to the placing agreement becoming unconditional in all respects.

Confirmation of an allocation, either orally or in writing, of Placing Shares to a placee will constitute the agreement of such placee (subject to the conditions referred to above) to purchase or subscribe at the Placing Price for the number of Placing Shares allocated at the discretion of the Joint Bookrunners and a representation by such placee;

(i) that it is outside the United States and is not a US person (as defined in Regulation S under the Securities Act) or is a "qualified institutional buyer" (within the meaning of Rule 144A under the Securities Act);

(ii) that it is a person whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business if it is in the United Kingdom; and

(iii) that its purchase of such Placing Shares is not being made in contravention of the securities laws of any jurisdiction to which it is subject.

Settlement for the Placing Shares is expected to occur, through CREST, three London business days after confirmation of the price is announced and allocation is confirmed to placees. Placee payments will be payable in pound sterling or US dollars.

Any Placing Shares allocated under the Placing will be acquired on the basis that the placee has not relied (i) on any information, representation and/or warranties from the Managers or (ii) on any information, representation and/or warranties from SABMiller save for the information contained in the listing particulars in their final form approved by the UK Listing Authority (Listing Particulars).

SABMiller will procure that South African Breweries International (Finance) BV (SABIFin) will bear any stamp duty or stamp duty reserve tax payable on the transfer or sale of the Placing Shares to placees.

Settlement of subscriptions for Placing Shares will only be free of United Kingdom stamp duty and stamp duty reserve tax (SDRT) in respect of the Placing Shares that are not acquired in connection with arrangements to issue depository receipts or to transfer new ordinary shares into a clearance service and on the basis that subscribers of new ordinary shares are not, and are not acting as nominee or agent for, a person (or its nominee) who is or may be liable for United Kingdom stamp duty or SDRT under Section 67, 70, 93 or 96 of the Finance Act 1986. If all such requirements are not satisfied, or the settlement relates to other dealings in new ordinary shares, United Kingdom stamp duty or SDRT may be payable for which neither SABMiller, the Managers (nor, for the avoidance of doubt SABIFin or Safari), will be responsible.

The making of an offer in, or to residents or citizens of, certain jurisdictions (Foreign Shareholders) may be restricted by laws of the relevant jurisdictions. Foreign Shareholders should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

Legal Disclaimers

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities, or investment advice. Past performance is not a guide to the future performance of SABMiller and persons needing advice should consult an independent financial adviser.

The Placing Shares will be issued, in the UK, only to persons of a kind described in Articles 19 and 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons being referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons.

This announcement is not an offer of securities for sale in the United States and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The information contained herein is not for publication or distribution to persons in the United States. The Placing Shares have not been and will not be registered under

the Securities Act and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available. Any offering of securities to be made in the United States will be made by means of final listing particulars (Listing Particulars) which will be published in due course by and obtainable from SABMiller and will contain detailed information about SABMiller and SABMiller management, as well as financial statements. There will be no public offering of the Placing Shares in the United States.

The Placing Shares will not be offered, sold, transferred or delivered in The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly other than to persons or entities who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), within the meaning of Section 2 of the 1995 Act on the Supervision of the Securities Trade Exemption Regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

This announcement includes 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services and statements concerning the markets and economies within which SABMiller operates), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller will operate in the future. These forward-looking statements speak only as at the date of this announcement. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement has been issued by SABMiller and is the sole responsibility of SABMiller. JPMorgan and Cazenove are acting exclusively for SABMiller and no one else in connection with the Placing and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of JPMorgan and Cazenove nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

FSA/Stabilisation

** FOR INFORMATION ONLY **

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SABMILLER PLC
EQUITY PLACING

London and Johannesburg 10 July 2002. At the EGM on 1 July 2002, shareholders authorised the directors of SABMiller plc (SABMiller) (the Directors) to issue up to a maximum of 170 million shares for a non-pre-emptive equity placing. In accordance with this authority, SABMiller is undertaking an equity offering to institutional investors of approximately 120 million ordinary shares (the Placing), excluding a managers' option of up to 15 per cent. of the Placing.

The Placing may include, at SABMiller's discretion, both new ordinary shares to be issued by SABMiller and non-voting convertible shares to be sold by Safari Limited (Safari), which will automatically convert into ordinary shares upon sale (together the Placing Shares).

J.P. Morgan Securities Ltd. (JPMorgan) is acting as the global co-ordinator and JPMorgan and Cazenove & Co. Ltd (Cazenove) are acting as joint lead managers and joint bookrunners (the Joint Bookrunners) of the Placing.

The. Placing comprises an offer in the United States to "qualified institutional buyers" as defined in, and in reliance on, Rule 144A under the U.S. Securities Act of 1933 (the Securities Act) or pursuant to another available exemption from the registration requirements thereunder and outside the United States to certain institutional investors in reliance upon Regulation S under the Securities Act.

The sale of Placing Shares will take place at a price established through a bookbuilding process (the Placing Price) to be carried out by the Joint Bookrunners as agents for SABMiller. Details of the number of Placing Shares and Placing Price are expected to be determined and announced as soon as practicable after the bookbuilding process closes (which is expected to be on or before 11 July 2002).

Qualifying shareholders, being shareholders on the register at 5 July 2002 which duly evidence their holdings and are institutions in jurisdictions to which the offer or sale of Placing Shares is not restricted by law, will be entitled to receive a greater allocation of Placing Shares than they would otherwise have received.

Philip Morris Companies Inc. (Philip Morris) has agreed not to participate in the Placing. However, Philip Morris has the right to maintain a 24.99 per cent. voting interest in SABMiller. To the extent that this interest is diluted by the Placing, Philip Morris has the right to require SABMiller to convert low-voting participating

shares into ordinary shares so as to maintain Philip Morris' 24.99 per cent. voting interest.

The Placing will be conducted in accordance with the terms and conditions set out in the pathfinder listing particulars published today by SABMiller (the Pathfinder). Copies of the Pathfinder are available, to relevant persons only, on request to the Joint Bookrunners. Your attention is drawn to the Appendix to this announcement containing further information on the Placing. Relevant persons are persons who are able to give the representations to be given by placees, as set out in the Appendix.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.10 each in the capital of SABMiller including the right to receive all dividends and other distributions declared, made or paid after the date of issue, other than the final dividend for the year ended 31 March 2002 of US18.5 cents to be paid on 6 August 2002. Application will be made for the Placing Shares to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities, and to a secondary listing on the JSE Securities Exchange South Africa (JSE) (Admission). Admission is expected to take place, and dealings on the London Stock Exchange and the JSE are expected to commence no later than 17 July 2002.

In connection with the Placing, SABMiller has granted an option in respect of up to 15 per cent. of the Placing. This option is exercisable by JPMorgan with the agreement of Cazenove, on behalf of the syndicate managers (Managers), upon notice being received by SABMiller no later than 16 August 2002.

JPMorgan may, on behalf of the Managers, over-allot or effect transactions which support the market price of the SABMiller ordinary shares at a level higher than that which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time and, in any event, will be brought to an end after a limited period.

Use of Proceeds

The Placing is intended to maintain SABMiller's financial flexibility. As the global beer industry continues to consolidate rapidly, this flexibility is important to allow SABMiller to maximise shareholder value through its strategy, which includes seeking opportunities to enhance its position as a global brewer.

Miller Brewing Company (Miller) Current Trading

The trading conditions at Miller since 31 March 2002 are broadly in line with expectations, and the Directors expect that Miller's financial performance in the second quarter of 2002 will be in line with that of the comparable period in 2001. Although the first two months of trading since 31 March 2002 were characterised by disappointing sales volumes due to cooler springtime weather conditions experienced in parts of the United States, particularly the Midwest and Northeast,

these declines were offset by the continuation from the first quarter of 2002 of better pricing trends, as well as lower raw material costs and higher contract brewing volumes during the period. Consequently, the Directors do not believe that there are any material changes in the performance of Miller's business which would lead to a change in the view of the expected financial performance of Miller during the current financial year.

Issued share capital prior to the Placing

Following the completion of the transaction regarding Miller announced yesterday (the Transaction), SABMiller has issued 430,000,000 new ordinary shares (consisting of 234,948,770 listed ordinary shares and 195,051,230 unlisted low-voting participating shares) to Philip Morris, with an implied value of US$3,438 million, based on the average of the closing share prices in London on 8 and 9 July 2002 (the day on and prior to the Transaction completing) of 521 pence (US$1.5348 = £1.00 at London market close, 8 July 2002).

The implied enterprise value of the Transaction in total to be used for accounting purposes, including US$2,000 million existing net debt in Miller, is US$5,438 million.

As a result of the Transaction, SABMiller has 998,717,737 ordinary voting shares in issue, which represents an approximate increase in the ordinary share register of 20 per cent. (excluding 77,368,338 million unlisted non-voting convertible shares held by Safari and the 195,051,230 unlisted low-voting participating shares noted above).

For further information on the Placing, please contact:

Graham Mackay Malcolm Wyman Nick Chaloner	SABMiller	+44 (0)20 7659 0100
Ian Hannam Adam Brett	JPMorgan	+44 (0)20 7325 1000
David Mayhew Roger Lambert	Cazenove	+44 (0)20 7588 2828

Appendix: Further information on the Placing

The Placing is to be conducted by JPMorgan and Cazenove, each acting as agents of SABMiller.

The bookbuilding process is expected to close on or before 11 July 2002, but may be closed later at the sole discretion of the Joint Bookrunners. The acceptance of bids, in whole or in part, is at the Joint Bookrunners' absolute discretion. The Joint Bookrunners may, at their joint discretion, choose to accept bids received after the bookbuilding has closed. Each of the Managers is entitled to submit bids as principal in the bookbuilding.

Each placee's bid should state the number of Placing Shares or monetary value for which it wishes to subscribe at either the Placing Price or at a price or prices up to a price limit specified in the bid.

A bid in the bookbuilding will be legally binding on the placee on whose behalf it is made (to the extent that it is not varied or revoked prior to the close of the bookbuilding) and will not be capable of variation or termination or revocation in any circumstances after the close of the bookbuilding. The Placing will be conditional upon the satisfaction of certain conditions to be contained in a placing agreement to be entered into between SABMiller and the Joint Bookrunners, including Admission, which is expected to take place no later than 17 July 2002.

For additional information concerning the Placing, the terms of the placing agreement and other relevant documents, South African Breweries plc, Miller and SABMiller, please refer to the Pathfinder.

Placees' commitments to acquire the Placing Shares will be subject to the placing agreement becoming unconditional in all respects.

Confirmation of an allocation, either orally or in writing, of Placing Shares to a placee will constitute the agreement of such placee (subject to the conditions referred to above) to purchase or subscribe at the Placing Price for the number of Placing Shares allocated at the discretion of the Joint Bookrunners and a representation by such placee;

(i) that it is outside the United States and is not a US person (as defined in Regulation S under the Securities Act) or is a "qualified institutional buyer" (within the meaning of Rule 144A under the Securities Act);

(ii) that it is a person whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business if it is in the United Kingdom; and

(iii) that its purchase of such Placing Shares is not being made in contravention of the securities laws of any jurisdiction to which it is subject.

Settlement for the Placing Shares is expected to occur, through CREST, three London business days after confirmation of the price is announced and allocation is confirmed to placees. Placee payments will be payable in pound sterling or US dollars.

Any Placing Shares allocated under the Placing will be acquired on the basis that the placee has not relied (i) on any information, representation and/or warranties from the Managers or (ii) on any information, representation and/or warranties from SABMiller save for the information contained in the listing particulars in their final form approved by the UK Listing Authority (Listing Particulars).

SABMiller will procure that South African Breweries International (Finance) BV (SABIFin) will bear any stamp duty or stamp duty reserve tax payable on the transfer or sale of the Placing Shares to placees.

Settlement of subscriptions for Placing Shares will only be free of United Kingdom stamp duty and stamp duty reserve tax (SDRT) in respect of the Placing Shares that are not acquired in connection with arrangements to issue depository receipts or to transfer new ordinary shares into a clearance service and on the basis that subscribers of new ordinary shares are not, and are not acting as nominee or agent for, a person (or its nominee) who is or may be liable for United Kingdom stamp duty or SDRT under Section 67, 70, 93 or 96 of the Finance Act 1986. If all such requirements are not satisfied, or the settlement relates to other dealings in new ordinary shares, United Kingdom stamp duty or SDRT may be payable for which neither SABMiller, the Managers (nor, for the avoidance of doubt SABIFin or Safari), will be responsible.

The making of an offer in, or to residents or citizens of, certain jurisdictions (Foreign Shareholders) may be restricted by laws of the relevant jurisdictions. Foreign Shareholders should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

Legal Disclaimers

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities, or investment advice. Past performance is not a guide to the future performance of SABMiller and persons needing advice should consult an independent financial adviser.

The Placing Shares will be issued, in the UK, only to persons of a kind described in Articles 19 and 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons being referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons.

This announcement is not an offer of securities for sale in the United States and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The information contained herein is not for publication or distribution to persons in the United States. The Placing Shares have not been and will not be registered under

the Securities Act and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available. Any offering of securities to be made in the United States will be made by means of final listing particulars (Listing Particulars) which will be published in due course by and obtainable from SABMiller and will contain detailed information about SABMiller and SABMiller management, as well as financial statements. There will be no public offering of the Placing Shares in the United States.

The Placing Shares will not be offered, sold, transferred or delivered in The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly other than to persons or entities who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), within the meaning of Section 2 of the 1995 Act on the Supervision of the Securities Trade Exemption Regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

This announcement includes 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services and statements concerning the markets and economies within which SABMiller operates), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller will operate in the future. These forward-looking statements speak only as at the date of this announcement. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement has been issued by SABMiller and is the sole responsibility of SABMiller. JPMorgan and Cazenove are acting exclusively for SABMiller and no one else in connection with the Placing and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of JPMorgan and Cazenove nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

FSA/Stabilisation

FOR INFORMATION ONLY

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SABMILLER PLC
EQUITY PLACING

London and Johannesburg 10 July 2002. At the EGM on 1 July 2002, shareholders authorised the directors of SABMiller plc (SABMiller) (the Directors) to issue up to a maximum of 170 million shares for a non-pre-emptive equity placing. In accordance with this authority, SABMiller is undertaking an equity offering to institutional investors of approximately 120 million ordinary shares (the Placing), excluding a managers' option of up to 15 per cent. of the Placing.

The Placing may include, at SABMiller's discretion, both new ordinary shares to be issued by SABMiller and non-voting convertible shares to be sold by Safari Limited (Safari), which will automatically convert into ordinary shares upon sale (together the Placing Shares).

J.P. Morgan Securities Ltd. (JPMorgan) is acting as the global co-ordinator and JPMorgan and Cazenove & Co. Ltd (Cazenove) are acting as joint lead managers and joint bookrunners (the Joint Bookrunners) of the Placing.

The Placing comprises an offer in the United States to "qualified institutional buyers" as defined in, and in reliance on, Rule 144A under the U.S. Securities Act of 1933 (the Securities Act) or pursuant to another available exemption from the registration requirements thereunder and outside the United States to certain institutional investors in reliance upon Regulation S under the Securities Act.

The sale of Placing Shares will take place at a price established through a bookbuilding process (the Placing Price) to be carried out by the Joint Bookrunners as agents for SABMiller. Details of the number of Placing Shares and Placing Price are expected to be determined and announced as soon as practicable after the bookbuilding process closes (which is expected to be on or before 11 July 2002).

Qualifying shareholders, being shareholders on the register at 5 July 2002 which duly evidence their holdings and are institutions in jurisdictions to which the offer or sale of Placing Shares is not restricted by law, will be entitled to receive a greater allocation of Placing Shares than they would otherwise have received.

Philip Morris Companies Inc. (Philip Morris) has agreed not to participate in the Placing. However, Philip Morris has the right to maintain a 24.99 per cent. voting interest in SABMiller. To the extent that this interest is diluted by the Placing, Philip Morris has the right to require SABMiller to convert low-voting participating

shares into ordinary shares so as to maintain Philip Morris' 24.99 per cent. voting interest.

The Placing will be conducted in accordance with the terms and conditions set out in the pathfinder listing particulars published today by SABMiller (the Pathfinder). Copies of the Pathfinder are available, to relevant persons only, on request to the Joint Bookrunners. Your attention is drawn to the Appendix to this announcement containing further information on the Placing. Relevant persons are persons who are able to give the representations to be given by placees, as set out in the Appendix.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.10 each in the capital of SABMiller including the right to receive all dividends and other distributions declared, made or paid after the date of issue, other than the final dividend for the year ended 31 March 2002 of US18.5 cents to be paid on 6 August 2002. Application will be made for the Placing Shares to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities, and to a secondary listing on the JSE Securities Exchange South Africa (JSE) (Admission). Admission is expected to take place, and dealings on the London Stock Exchange and the JSE are expected to commence no later than 17 July 2002.

In connection with the Placing, SABMiller has granted an option in respect of up to 15 per cent. of the Placing. This option is exercisable by JPMorgan with the agreement of Cazenove, on behalf of the syndicate managers (Managers), upon notice being received by SABMiller no later than 16 August 2002.

JPMorgan may, on behalf of the Managers, over-allot or effect transactions which support the market price of the SABMiller ordinary shares at a level higher than that which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time and, in any event, will be brought to an end after a limited period.

Use of Proceeds

The Placing is intended to maintain SABMiller's financial flexibility. As the global beer industry continues to consolidate rapidly, this flexibility is important to allow SABMiller to maximise shareholder value through its strategy, which includes seeking opportunities to enhance its position as a global brewer.

Miller Brewing Company (Miller) Current Trading

The trading conditions at Miller since 31 March 2002 are broadly in line with expectations, and the Directors expect that Miller's financial performance in the second quarter of 2002 will be in line with that of the comparable period in 2001. Although the first two months of trading since 31 March 2002 were characterised by disappointing sales volumes due to cooler springtime weather conditions experienced in parts of the United States, particularly the Midwest and Northeast,

these declines were offset by the continuation from the first quarter of 2002 of better pricing trends, as well as lower raw material costs and higher contract brewing volumes during the period. Consequently, the Directors do not believe that there are any material changes in the performance of Miller's business which would lead to a change in the view of the expected financial performance of Miller during the current financial year.

Issued share capital prior to the Placing

Following the completion of the transaction regarding Miller announced yesterday (the Transaction), SABMiller has issued 430,000,000 new ordinary shares (consisting of 234,948,770 listed ordinary shares and 195,051,230 unlisted low-voting participating shares) to Philip Morris, with an implied value of US$3,438 million, based on the average of the closing share prices in London on 8 and 9 July 2002 (the day on and prior to the Transaction completing) of 521 pence (US$1.5348 = £1.00 at London market close, 8 July 2002).

The implied enterprise value of the Transaction in total to be used for accounting purposes, including US$2,000 million existing net debt in Miller, is US$5,438 million.

As a result of the Transaction, SABMiller has 998,717,737 ordinary voting shares in issue, which represents an approximate increase in the ordinary share register of 20 per cent. (excluding 77,368,338 million unlisted non-voting convertible shares held by Safari and the 195,051,230 unlisted low-voting participating shares noted above).

For further information on the Placing, please contact:

Graham Mackay Malcolm Wyman Nick Chaloner	SABMiller	+44 (0)20 7659 0100
Ian Hannam Adam Brett	JPMorgan	+44 (0)20 7325 1000
David Mayhew Roger Lambert	Cazenove	+44 (0)20 7588 2828

Appendix: Further information on the Placing

The Placing is to be conducted by JPMorgan and Cazenove, each acting as agents of SABMiller.

The bookbuilding process is expected to close on or before 11 July 2002, but may be closed later at the sole discretion of the Joint Bookrunners. The acceptance of bids, in whole or in part, is at the Joint Bookrunners' absolute discretion. The Joint Bookrunners may, at their joint discretion, choose to accept bids received after the bookbuilding has closed. Each of the Managers is entitled to submit bids as principal in the bookbuilding.

Each placee's bid should state the number of Placing Shares or monetary value for which it wishes to subscribe at either the Placing Price or at a price or prices up to a price limit specified in the bid.

A bid in the bookbuilding will be legally binding on the placee on whose behalf it is made (to the extent that it is not varied or revoked prior to the close of the bookbuilding) and will not be capable of variation or termination or revocation in any circumstances after the close of the bookbuilding. The Placing will be conditional upon the satisfaction of certain conditions to be contained in a placing agreement to be entered into between SABMiller and the Joint Bookrunners, including Admission, which is expected to take place no later than 17 July 2002.

For additional information concerning the Placing, the terms of the placing agreement and other relevant documents, South African Breweries plc, Miller and SABMiller, please refer to the Pathfinder.

Placees' commitments to acquire the Placing Shares will be subject to the placing agreement becoming unconditional in all respects.

Confirmation of an allocation, either orally or in writing, of Placing Shares to a placee will constitute the agreement of such placee (subject to the conditions referred to above) to purchase or subscribe at the Placing Price for the number of Placing Shares allocated at the discretion of the Joint Bookrunners and a representation by such placee;

(i) that it is outside the United States and is not a US person (as defined in Regulation S under the Securities Act) or is a "qualified institutional buyer" (within the meaning of Rule 144A under the Securities Act);

(ii) that it is a person whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business if it is in the United Kingdom; and

(iii) that its purchase of such Placing Shares is not being made in contravention of the securities laws of any jurisdiction to which it is subject.

Settlement for the Placing Shares is expected to occur, through CREST, three London business days after confirmation of the price is announced and allocation is confirmed to placees. Placee payments will be payable in pound sterling or US dollars.

Any Placing Shares allocated under the Placing will be acquired on the basis that the placee has not relied (i) on any information, representation and/or warranties from the Managers or (ii) on any information, representation and/or warranties from SABMiller save for the information contained in the listing particulars in their final form approved by the UK Listing Authority (Listing Particulars).

SABMiller will procure that South African Breweries International (Finance) BV (SABIFin) will bear any stamp duty or stamp duty reserve tax payable on the transfer or sale of the Placing Shares to placees.

Settlement of subscriptions for Placing Shares will only be free of United Kingdom stamp duty and stamp duty reserve tax (SDRT) in respect of the Placing Shares that are not acquired in connection with arrangements to issue depository receipts or to transfer new ordinary shares into a clearance service and on the basis that subscribers of new ordinary shares are not, and are not acting as nominee or agent for, a person (or its nominee) who is or may be liable for United Kingdom stamp duty or SDRT under Section 67, 70, 93 or 96 of the Finance Act 1986. If all such requirements are not satisfied, or the settlement relates to other dealings in new ordinary shares, United Kingdom stamp duty or SDRT may be payable for which neither SABMiller, the Managers (nor, for the avoidance of doubt SABIFin or Safari), will be responsible.

The making of an offer in, or to residents or citizens of, certain jurisdictions (Foreign Shareholders) may be restricted by laws of the relevant jurisdictions. Foreign Shareholders should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

Legal Disclaimers

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities, or investment advice. Past performance is not a guide to the future performance of SABMiller and persons needing advice should consult an independent financial adviser.

The Placing Shares will be issued, in the UK, only to persons of a kind described in Articles 19 and 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons being referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons.

This announcement is not an offer of securities for sale in the United States and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The information contained herein is not for publication or distribution to persons in the United States. The Placing Shares have not been and will not be registered under

the Securities Act and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available. Any offering of securities to be made in the United States will be made by means of final listing particulars (Listing Particulars) which will be published in due course by and obtainable from SABMiller and will contain detailed information about SABMiller and SABMiller management, as well as financial statements. There will be no public offering of the Placing Shares in the United States.

The Placing Shares will not be offered, sold, transferred or delivered in The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly other than to persons or entities who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), within the meaning of Section 2 of the 1995 Act on the Supervision of the Securities Trade Exemption Regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

This announcement includes 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services and statements concerning the markets and economies within which SABMiller operates), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller will operate in the future. These forward-looking statements speak only as at the date of this announcement. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement has been issued by SABMiller and is the sole responsibility of SABMiller. JPMorgan and Cazenove are acting exclusively for SABMiller and no one else in connection with the Placing and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of JPMorgan and Cazenove nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

FSA/Stabilisation

** FOR INFORMATION ONLY **

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SABMILLER PLC
EQUITY PLACING

London and Johannesburg 10 July 2002. At the EGM on 1 July 2002, shareholders authorised the directors of SABMiller plc (SABMiller) (the Directors) to issue up to a maximum of 170 million shares for a non-pre-emptive equity placing. In accordance with this authority, SABMiller is undertaking an equity offering to institutional investors of approximately 120 million ordinary shares (the Placing), excluding a managers' option of up to 15 per cent. of the Placing.

The Placing may include, at SABMiller's discretion, both new ordinary shares to be issued by SABMiller and non-voting convertible shares to be sold by Safari Limited (Safari), which will automatically convert into ordinary shares upon sale (together the Placing Shares).

J.P. Morgan Securities Ltd. (JPMorgan) is acting as the global co-ordinator and JPMorgan and Cazenove & Co. Ltd (Cazenove) are acting as joint lead managers and joint bookrunners (the Joint Bookrunners) of the Placing.

The Placing comprises an offer in the United States to "qualified institutional buyers" as defined in, and in reliance on, Rule 144A under the U.S. Securities Act of 1933 (the Securities Act) or pursuant to another available exemption from the registration requirements thereunder and outside the United States to certain institutional investors in reliance upon Regulation S under the Securities Act.

The sale of Placing Shares will take place at a price established through a bookbuilding process (the Placing Price) to be carried out by the Joint Bookrunners as agents for SABMiller. Details of the number of Placing Shares and Placing Price are expected to be determined and announced as soon as practicable after the bookbuilding process closes (which is expected to be on or before 11 July 2002).

Qualifying shareholders, being shareholders on the register at 5 July 2002 which duly evidence their holdings and are institutions in jurisdictions to which the offer or sale of Placing Shares is not restricted by law, will be entitled to receive a greater allocation of Placing Shares than they would otherwise have received.

Philip Morris Companies Inc. (Philip Morris) has agreed not to participate in the Placing. However, Philip Morris has the right to maintain a 24.99 per cent. voting interest in SABMiller. To the extent that this interest is diluted by the Placing, Philip Morris has the right to require SABMiller to convert low-voting participating

shares into ordinary shares so as to maintain Philip Morris' 24.99 per cent. voting interest.

The Placing will be conducted in accordance with the terms and conditions set out in the pathfinder listing particulars published today by SABMiller (the Pathfinder). Copies of the Pathfinder are available, to relevant persons only, on request to the Joint Bookrunners. Your attention is drawn to the Appendix to this announcement containing further information on the Placing. Relevant persons are persons who are able to give the representations to be given by placees, as set out in the Appendix.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.10 each in the capital of SABMiller including the right to receive all dividends and other distributions declared, made or paid after the date of issue, other than the final dividend for the year ended 31 March 2002 of US18.5 cents to be paid on 6 August 2002. Application will be made for the Placing Shares to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities, and to a secondary listing on the JSE Securities Exchange South Africa (JSE) (Admission). Admission is expected to take place, and dealings on the London Stock Exchange and the JSE are expected to commence no later than 17 July 2002.

In connection with the Placing, SABMiller has granted an option in respect of up to 15 per cent. of the Placing. This option is exercisable by JPMorgan with the agreement of Cazenove, on behalf of the syndicate managers (Managers), upon notice being received by SABMiller no later than 16 August 2002.

JPMorgan may, on behalf of the Managers, over-allot or effect transactions which support the market price of the SABMiller ordinary shares at a level higher than that which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time and, in any event, will be brought to an end after a limited period.

Use of Proceeds

The Placing is intended to maintain SABMiller's financial flexibility. As the global beer industry continues to consolidate rapidly, this flexibility is important to allow SABMiller to maximise shareholder value through its strategy, which includes seeking opportunities to enhance its position as a global brewer.

Miller Brewing Company (Miller) Current Trading

The trading conditions at Miller since 31 March 2002 are broadly in line with expectations, and the Directors expect that Miller's financial performance in the second quarter of 2002 will be in line with that of the comparable period in 2001. Although the first two months of trading since 31 March 2002 were characterised by disappointing sales volumes due to cooler springtime weather conditions experienced in parts of the United States, particularly the Midwest and Northeast,

these declines were offset by the continuation from the first quarter of 2002 of better pricing trends, as well as lower raw material costs and higher contract brewing volumes during the period. Consequently, the Directors do not believe that there are any material changes in the performance of Miller's business which would lead to a change in the view of the expected financial performance of Miller during the current financial year.

Issued share capital prior to the Placing

Following the completion of the transaction regarding Miller announced yesterday (the Transaction), SABMiller has issued 430,000,000 new ordinary shares (consisting of 234,948,770 listed ordinary shares and 195,051,230 unlisted low-voting participating shares) to Philip Morris, with an implied value of US$3,438 million, based on the average of the closing share prices in London on 8 and 9 July 2002 (the day on and prior to the Transaction completing) of 521 pence (US$1.5348 = £1.00 at London market close, 8 July 2002).

The implied enterprise value of the Transaction in total to be used for accounting purposes, including US$2,000 million existing net debt in Miller, is US$5,438 million.

As a result of the Transaction, SABMiller has 998,717,737 ordinary voting shares in issue, which represents an approximate increase in the ordinary share register of 20 per cent. (excluding 77,368,338 million unlisted non-voting convertible shares held by Safari and the 195,051,230 unlisted low-voting participating shares noted above).

For further information on the Placing, please contact:

Graham Mackay Malcolm Wyman Nick Chaloner	SABMiller	+44 (0)20 7659 0100
Ian Hannam Adam Brett	JPMorgan	+44 (0)20 7325 1000
David Mayhew Roger Lambert	Cazenove	+44 (0)20 7588 2828

Appendix: Further information on the Placing

The Placing is to be conducted by JPMorgan and Cazenove, each acting as agents of SABMiller.

The bookbuilding process is expected to close on or before 11 July 2002, but may be closed later at the sole discretion of the Joint Bookrunners. The acceptance of bids, in whole or in part, is at the Joint Bookrunners' absolute discretion. The Joint Bookrunners may, at their joint discretion, choose to accept bids received after the bookbuilding has closed. Each of the Managers is entitled to submit bids as principal in the bookbuilding.

Each placee's bid should state the number of Placing Shares or monetary value for which it wishes to subscribe at either the Placing Price or at a price or prices up to a price limit specified in the bid.

A bid in the bookbuilding will be legally binding on the placee on whose behalf it is made (to the extent that it is not varied or revoked prior to the close of the bookbuilding) and will not be capable of variation or termination or revocation in any circumstances after the close of the bookbuilding. The Placing will be conditional upon the satisfaction of certain conditions to be contained in a placing agreement to be entered into between SABMiller and the Joint Bookrunners, including Admission, which is expected to take place no later than 17 July 2002.

For additional information concerning the Placing, the terms of the placing agreement and other relevant documents, South African Breweries plc, Miller and SABMiller, please refer to the Pathfinder.

Placees' commitments to acquire the Placing Shares will be subject to the placing agreement becoming unconditional in all respects.

Confirmation of an allocation, either orally or in writing, of Placing Shares to a placee will constitute the agreement of such placee (subject to the conditions referred to above) to purchase or subscribe at the Placing Price for the number of Placing Shares allocated at the discretion of the Joint Bookrunners and a representation by such placee;

(i) that it is outside the United States and is not a US person (as defined in Regulation S under the Securities Act) or is a "qualified institutional buyer" (within the meaning of Rule 144A under the Securities Act);

(ii) that it is a person whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business if it is in the United Kingdom; and

(iii) that its purchase of such Placing Shares is not being made in contravention of the securities laws of any jurisdiction to which it is subject.

Settlement for the Placing Shares is expected to occur, through CREST, three London business days after confirmation of the price is announced and allocation is confirmed to placees. Placee payments will be payable in pound sterling or US dollars.

Any Placing Shares allocated under the Placing will be acquired on the basis that the placee has not relied (i) on any information, representation and/or warranties from the Managers or (ii) on any information, representation and/or warranties from SABMiller save for the information contained in the listing particulars in their final form approved by the UK Listing Authority (Listing Particulars).

SABMiller will procure that South African Breweries International (Finance) BV (SABIFin) will bear any stamp duty or stamp duty reserve tax payable on the transfer or sale of the Placing Shares to placees.

Settlement of subscriptions for Placing Shares will only be free of United Kingdom stamp duty and stamp duty reserve tax (SDRT) in respect of the Placing Shares that are not acquired in connection with arrangements to issue depository receipts or to transfer new ordinary shares into a clearance service and on the basis that subscribers of new ordinary shares are not, and are not acting as nominee or agent for, a person (or its nominee) who is or may be liable for United Kingdom stamp duty or SDRT under Section 67, 70, 93 or 96 of the Finance Act 1986. If all such requirements are not satisfied, or the settlement relates to other dealings in new ordinary shares, United Kingdom stamp duty or SDRT may be payable for which neither SABMiller, the Managers (nor, for the avoidance of doubt SABIFin or Safari), will be responsible.

The making of an offer in, or to residents or citizens of, certain jurisdictions (Foreign Shareholders) may be restricted by laws of the relevant jurisdictions. Foreign Shareholders should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

Legal Disclaimers

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities, or investment advice. Past performance is not a guide to the future performance of SABMiller and persons needing advice should consult an independent financial adviser.

The Placing Shares will be issued, in the UK, only to persons of a kind described in Articles 19 and 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons being referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons.

This announcement is not an offer of securities for sale in the United States and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The information contained herein is not for publication or distribution to persons in the United States. The Placing Shares have not been and will not be registered under

the Securities Act and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available. Any offering of securities to be made in the United States will be made by means of final listing particulars (Listing Particulars) which will be published in due course by and obtainable from SABMiller and will contain detailed information about SABMiller and SABMiller management, as well as financial statements. There will be no public offering of the Placing Shares in the United States.

The Placing Shares will not be offered, sold, transferred or delivered in The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly other than to persons or entities who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), within the meaning of Section 2 of the 1995 Act on the Supervision of the Securities Trade Exemption Regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

This announcement includes 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services and statements concerning the markets and economies within which SABMiller operates), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller will operate in the future. These forward-looking statements speak only as at the date of this announcement. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement has been issued by SABMiller and is the sole responsibility of SABMiller. JPMorgan and Cazenove are acting exclusively for SABMiller and no one else in connection with the Placing and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of JPMorgan and Cazenove nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

FSA/Stabilisation

* FOR INFORMATION ONLY *

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SABMILLER PLC
EQUITY PLACING

London and Johannesburg 10 July 2002. At the EGM on 1 July 2002, shareholders authorised the directors of SABMiller plc (SABMiller) (the Directors) to issue up to a maximum of 170 million shares for a non-pre-emptive equity placing. In accordance with this authority, SABMiller is undertaking an equity offering to institutional investors of approximately 120 million ordinary shares (the Placing), excluding a managers' option of up to 15 per cent. of the Placing.

The Placing may include, at SABMiller's discretion, both new ordinary shares to be issued by SABMiller and non-voting convertible shares to be sold by Safari Limited (Safari), which will automatically convert into ordinary shares upon sale (together the Placing Shares).

J.P. Morgan Securities Ltd. (JPMorgan) is acting as the global co-ordinator and JPMorgan and Cazenove & Co. Ltd (Cazenove) are acting as joint lead managers and joint bookrunners (the Joint Bookrunners) of the Placing.

The Placing comprises an offer in the United States to "qualified institutional buyers" as defined in, and in reliance on, Rule 144A under the U.S. Securities Act of 1933 (the Securities Act) or pursuant to another available exemption from the registration requirements thereunder and outside the United States to certain institutional investors in reliance upon Regulation S under the Securities Act.

The sale of Placing Shares will take place at a price established through a bookbuilding process (the Placing Price) to be carried out by the Joint Bookrunners as agents for SABMiller. Details of the number of Placing Shares and Placing Price are expected to be determined and announced as soon as practicable after the bookbuilding process closes (which is expected to be on or before 11 July 2002).

Qualifying shareholders, being shareholders on the register at 5 July 2002 which duly evidence their holdings and are institutions in jurisdictions to which the offer or sale of Placing Shares is not restricted by law, will be entitled to receive a greater allocation of Placing Shares than they would otherwise have received.

Philip Morris Companies Inc. (Philip Morris) has agreed not to participate in the Placing. However, Philip Morris has the right to maintain a 24.99 per cent. voting interest in SABMiller. To the extent that this interest is diluted by the Placing, Philip Morris has the right to require SABMiller to convert low-voting participating

shares into ordinary shares so as to maintain Philip Morris' 24.99 per cent. voting interest.

The Placing will be conducted in accordance with the terms and conditions set out in the pathfinder listing particulars published today by SABMiller (the Pathfinder). Copies of the Pathfinder are available, to relevant persons only, on request to the Joint Bookrunners. Your attention is drawn to the Appendix to this announcement containing further information on the Placing. Relevant persons are persons who are able to give the representations to be given by placees, as set out in the Appendix.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.10 each in the capital of SABMiller including the right to receive all dividends and other distributions declared, made or paid after the date of issue, other than the final dividend for the year ended 31 March 2002 of US18.5 cents to be paid on 6 August 2002. Application will be made for the Placing Shares to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities, and to a secondary listing on the JSE Securities Exchange South Africa (JSE) (Admission). Admission is expected to take place, and dealings on the London Stock Exchange and the JSE are expected to commence no later than 17 July 2002.

In connection with the Placing, SABMiller has granted an option in respect of up to 15 per cent. of the Placing. This option is exercisable by JPMorgan with the agreement of Cazenove, on behalf of the syndicate managers (Managers), upon notice being received by SABMiller no later than 16 August 2002.

JPMorgan may, on behalf of the Managers, over-allot or effect transactions which support the market price of the SABMiller ordinary shares at a level higher than that which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time and, in any event, will be brought to an end after a limited period.

Use of Proceeds

The Placing is intended to maintain SABMiller's financial flexibility. As the global beer industry continues to consolidate rapidly, this flexibility is important to allow SABMiller to maximise shareholder value through its strategy, which includes seeking opportunities to enhance its position as a global brewer.

Miller Brewing Company (Miller) Current Trading

The trading conditions at Miller since 31 March 2002 are broadly in line with expectations, and the Directors expect that Miller's financial performance in the second quarter of 2002 will be in line with that of the comparable period in 2001. Although the first two months of trading since 31 March 2002 were characterised by disappointing sales volumes due to cooler springtime weather conditions experienced in parts of the United States, particularly the Midwest and Northeast,

these declines were offset by the continuation from the first quarter of 2002 of better pricing trends, as well as lower raw material costs and higher contract brewing volumes during the period. Consequently, the Directors do not believe that there are any material changes in the performance of Miller's business which would lead to a change in the view of the expected financial performance of Miller during the current financial year.

Issued share capital prior to the Placing

Following the completion of the transaction regarding Miller announced yesterday (the Transaction), SABMiller has issued 430,000,000 new ordinary shares (consisting of 234,948,770 listed ordinary shares and 195,051,230 unlisted low-voting participating shares) to Philip Morris, with an implied value of US$3,438 million, based on the average of the closing share prices in London on 8 and 9 July 2002 (the day on and prior to the Transaction completing) of 521 pence (US$1.5348 = £1.00 at London market close, 8 July 2002).

The implied enterprise value of the Transaction in total to be used for accounting purposes, including US$2,000 million existing net debt in Miller, is US$5,438 million.

As a result of the Transaction, SABMiller has 998,717,737 ordinary voting shares in issue, which represents an approximate increase in the ordinary share register of 20 per cent. (excluding 77,368,338 million unlisted non-voting convertible shares held by Safari and the 195,051,230 unlisted low-voting participating shares noted above).

For further information on the Placing, please contact:

Graham Mackay Malcolm Wyman Nick Chaloner	SABMiller	+44 (0)20 7659 0100
Ian Hannam Adam Brett	JPMorgan	+44 (0)20 7325 1000
David Mayhew Roger Lambert	Cazenove	+44 (0)20 7588 2828

Appendix: Further information on the Placing

The Placing is to be conducted by JPMorgan and Cazenove, each acting as agents of SABMiller.

The bookbuilding process is expected to close on or before 11 July 2002, but may be closed later at the sole discretion of the Joint Bookrunners. The acceptance of bids, in whole or in part, is at the Joint Bookrunners' absolute discretion. The Joint Bookrunners may, at their joint discretion, choose to accept bids received after the bookbuilding has closed. Each of the Managers is entitled to submit bids as principal in the bookbuilding.

Each placee's bid should state the number of Placing Shares or monetary value for which it wishes to subscribe at either the Placing Price or at a price or prices up to a price limit specified in the bid.

A bid in the bookbuilding will be legally binding on the placee on whose behalf it is made (to the extent that it is not varied or revoked prior to the close of the bookbuilding) and will not be capable of variation or termination or revocation in any circumstances after the close of the bookbuilding. The Placing will be conditional upon the satisfaction of certain conditions to be contained in a placing agreement to be entered into between SABMiller and the Joint Bookrunners, including Admission, which is expected to take place no later than 17 July 2002.

For additional information concerning the Placing, the terms of the placing agreement and other relevant documents, South African Breweries plc, Miller and SABMiller, please refer to the Pathfinder.

Placees' commitments to acquire the Placing Shares will be subject to the placing agreement becoming unconditional in all respects.

Confirmation of an allocation, either orally or in writing, of Placing Shares to a placee will constitute the agreement of such placee (subject to the conditions referred to above) to purchase or subscribe at the Placing Price for the number of Placing Shares allocated at the discretion of the Joint Bookrunners and a representation by such placee;

(i) that it is outside the United States and is not a US person (as defined in Regulation S under the Securities Act) or is a "qualified institutional buyer" (within the meaning of Rule 144A under the Securities Act);

(ii) that it is a person whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business if it is in the United Kingdom; and

(iii) that its purchase of such Placing Shares is not being made in contravention of the securities laws of any jurisdiction to which it is subject.

Settlement for the Placing Shares is expected to occur, through CREST, three London business days after confirmation of the price is announced and allocation is confirmed to placees. Placee payments will be payable in pound sterling or US dollars.

Any Placing Shares allocated under the Placing will be acquired on the basis that the placee has not relied (i) on any information, representation and/or warranties from the Managers or (ii) on any information, representation and/or warranties from SABMiller save for the information contained in the listing particulars in their final form approved by the UK Listing Authority (Listing Particulars).

SABMiller will procure that South African Breweries International (Finance) BV (SABIFin) will bear any stamp duty or stamp duty reserve tax payable on the transfer or sale of the Placing Shares to placees.

Settlement of subscriptions for Placing Shares will only be free of United Kingdom stamp duty and stamp duty reserve tax (SDRT) in respect of the Placing Shares that are not acquired in connection with arrangements to issue depository receipts or to transfer new ordinary shares into a clearance service and on the basis that subscribers of new ordinary shares are not, and are not acting as nominee or agent for, a person (or its nominee) who is or may be liable for United Kingdom stamp duty or SDRT under Section 67, 70, 93 or 96 of the Finance Act 1986. If all such requirements are not satisfied, or the settlement relates to other dealings in new ordinary shares, United Kingdom stamp duty or SDRT may be payable for which neither SABMiller, the Managers (nor, for the avoidance of doubt SABIFin or Safari), will be responsible.

The making of an offer in, or to residents or citizens of, certain jurisdictions (Foreign Shareholders) may be restricted by laws of the relevant jurisdictions. Foreign Shareholders should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

Legal Disclaimers

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities, or investment advice. Past performance is not a guide to the future performance of SABMiller and persons needing advice should consult an independent financial adviser.

The Placing Shares will be issued, in the UK, only to persons of a kind described in Articles 19 and 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons being referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons.

This announcement is not an offer of securities for sale in the United States and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The information contained herein is not for publication or distribution to persons in the United States. The Placing Shares have not been and will not be registered under

the Securities Act and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available. Any offering of securities to be made in the United States will be made by means of final listing particulars (Listing Particulars) which will be published in due course by and obtainable from SABMiller and will contain detailed information about SABMiller and SABMiller management, as well as financial statements. There will be no public offering of the Placing Shares in the United States.

The Placing Shares will not be offered, sold, transferred or delivered in The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly other than to persons or entities who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), within the meaning of Section 2 of the 1995 Act on the Supervision of the Securities Trade Exemption Regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

This announcement includes 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services and statements concerning the markets and economies within which SABMiller operates), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller will operate in the future. These forward-looking statements speak only as at the date of this announcement. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement has been issued by SABMiller and is the sole responsibility of SABMiller. JPMorgan and Cazenove are acting exclusively for SABMiller and no one else in connection with the Placing and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of JPMorgan and Cazenove nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

FSA/Stabilisation

JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 August 2002

02 AUG 15 PM 12:14

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

Dear Sir

SABMiller plc - FILE NO. 82-4938
ISSUER NAME CHANGE

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Certificate on Incorporation of Change of Name - Dated 9 July 2002

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

J. Walton

pp P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3528416

The Registrar of Companies for England and Wales hereby certifies that

SOUTH AFRICAN BREWERIES PLC

having by special resolution changed its name, is now incorporated under the name of

SABMILLER PLC

Given at Companies House, London, the 9th July 2002

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE
REGISTRAR OF COMPANIES

Companies House
for the record

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3528416

The Registrar of Companies for England and Wales hereby certifies that

SOUTH AFRICAN BREWERIES PLC

having by special resolution changed its name, is now incorporated under the name of

SABMILLER PLC

Given at Companies House, London, the 9th July 2002

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

for the record

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3528416

The Registrar of Companies for England and Wales hereby certifies that

SOUTH AFRICAN BREWERIES PLC

having by special resolution changed its name, is now incorporated under the name of

SABMILLER PLC

Given at Companies House, London, the 9th July 2002

THE OFFICIAL SEAL OF THE
REGISTRAR OF COMPANIES

Companies House

for the record

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3528416

The Registrar of Companies for England and Wales hereby certifies that

SOUTH AFRICAN BREWERIES PLC

having by special resolution changed its name, is now incorporated under the name of

SABMILLER PLC

Given at Companies House, London, the 9th July 2002

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

for the record

CERTIFICATE OF INCORPORATION
ON CHANGE OF NAME

Company No. 3528416

The Registrar of Companies for England and Wales hereby certifies that

SOUTH AFRICAN BREWERIES PLC

having by special resolution changed its name, is now incorporated under the name of

SABMILLER PLC

Given at Companies House, London, the 9th July 2002

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

for the record